Mail Stop 0407

      							June 7, 2005

Mr. Jacques Mallette
Executive Vice President and Chief Financial Officer
Quebecor Media Inc.
612 St. Jacques Street
Montreal, Quebec, Canada H3C 4M8

	Re:	Quebecor Media Inc.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
		File No. 333-13792

Dear Mr. Mattette:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Financial Data, page 1

1. Present your ratio of earnings to fixed charges under Item
503(d)
of Regulation S-K.

2. See "Operating income" on this page and "Operating income before undernoted items" on your consolidated statements of income on page
F-1. Please confirm that the use of the line item, "Operating income before undernoted items", are either required or expressly permitted by the standard-setter that establishes Canadian GAAP. If not, delete this line item on page F-1. Also expand the disclosure on page 3 for this non-GAAP measure to comply with comment #3 below. Similarly revise throughout your filing where reference is made to this line item on a consolidated basis. Note that you should only provide a discussion of this measure on a segment basis since it is your segment measure of profit or loss. See the final rule on conditions for use of Non-GAAP financial measures which is available on our website at: <http://www.sec.gov/rules/final/33-8176.htm>.

Free cash flow from operations, pages 73 and 75

3. Expand your discussion of free cash flow from operations, a non-
GAAP measure, to disclose the following:
* the manner in which you use it to conduct or evaluate your business;
* the economic substance behind your decision to use it;
* the material limitations associated with the use of it as compared to the use of the most directly comparable GAAP measure, cash flow from operating activities; and
* the manner in which you compensate for these limitations when using it.
* more details of the line item "net change in non-cash balances related to operations" and why it is appropriate to exclude these items from your measure.

Contractual Obligations, page 86

4. Present the required interest payments in the table.

Operating lease arrangements, page 88

5. Please confirm to us that the guaranteed residual value is included in your minimum lease payments table in Note 19(a) on page
F-48. Also, confirm to us that these payments were considered in your conclusion that the lease is an operating lease.

Revenue recognition and revenue arrangements with multiple deliverables, page 97

6. Please tell us why it is appropriate to defer direct and indirect reconnection-related costs under US GAAP. We note that you expense as incurred the costs of reconnecting subscribers.


Note 1(e). Use of estimates, page F-11

7. Expand your critical accounting policies disclosures to include reserves for restructuring and financial instruments. See the Commission`s Interpretive Release on Managements Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Note 1(r). Goodwill and other intangible assets, page F-18

8. Tell us how you evaluated the factors in SFAS 142 in determining that the broadcasting licenses have indefinite lives.

Note 3. Reserve for Restructuring of Operations, Impairments of
Assets and Other Special Charges, page F-22

9. In 2002, you had a $13.4 million write-down of temporary and portfolio investments. Tell us how this write-down was reflected in the US GAAP reconciliation.

Note 24. Significant Differences Between GAAP in Canada and in the United States, page F-61

10. Tell us how you evaluated the guidance in SFAS 143 in determining whether you have a legal retirement obligation associated with the operation of your tangible long-lived assets. We note that your cable network requires "access to the support structures of hydro-electric and telephone utilities and to municipal rights of way." Do you have any agreements that include obligations at the end of the lease term to restore facilities or remove equipment? We also note that your access agreement with hydro-electricity utilities will expire in December 2005.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Dean Suehiro, Senior Staff Accountant, at
(202)
551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Jacques Mallette
Quebecor Media Inc.
June 7, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE